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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                 CLUB CAR, INC.
                           (NAME OF SUBJECT COMPANY)


                                 CLUB CAR, INC.
                       (NAME OF PERSONS FILING STATEMENT)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   18947B103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               A. MONTAGUE MILLER
                PRESIDENT, CHIEF OPERATING OFFICER AND SECRETARY
                                 CLUB CAR, INC.
                              4152 WASHINGTON ROAD
                            MARTINEZ, GEORGIA 30907
                                 (706) 863-3000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
    TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING
                                   STATEMENT)

                            ------------------------


                                    COPY TO:


                         WELLFORD L. SANDERS, JR., ESQ.
                    MCGUIRE, WOODS, BATTLE & BOOTHE, L.L.P.
                                ONE JAMES CENTER
                              901 EAST CARY STREET
                            RICHMOND, VIRGINIA 23219
                                 (804) 775-1000


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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Club Car, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 4152 Washington Road, Martinez, Georgia, 30907. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company and the associated Preferred Stock Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement dated as of September 24, 1993 (as amended, the "Rights Agreement"), between the Company and Trust Company Bank, as Rights Agent (the "Rights Agent").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer by Clark Acquisition Sub, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Clark Equipment Company, a Delaware corporation ("Clark"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated February 8, 1995 (the "Schedule 14D-1"), to purchase all of the outstanding Shares at a price of $25 per Share, net to the seller in cash (the "Offer Price") without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated February 8, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). As set forth in the Offer to Purchase, each of the Purchaser and Clark has its principal executive offices at 100 North Michigan Street, South Bend, Indiana, 46634.

ITEM 3.  IDENTITY AND BACKGROUND.

         (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

         (b) Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and
     (i) the Company's executive officers, directors or affiliates or (ii) the Purchaser or its executive officers, directors or affiliates.

     Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described under the heading "Compensation of Executive Officers" in the Company's Proxy Statement dated December 16, 1994 (the "1994 Proxy Statement"). A copy of the 1994 Proxy Statement is filed herewith as exhibit (a) and the portions thereof referred to above are incorporated herein by reference. Reference is also made to Schedule I of this Statement for additional information in response to this Item.

LIMITATION OF LIABILITY AND INDEMNIFICATION AGREEMENTS

     The Company's Restated Certificate of Incorporation and Restated Bylaws provide that to the fullest extent permitted by the Delaware General Corporation Law ("Delaware Law"), a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provision of the Company's Restated Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or recision in the event of a breach of a director's duty of care.

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     In addition, in August, 1993 the Company entered into agreements (the
"Indemnification Agreements"), the form of which is filed herewith as exhibit
(b), with each of the directors and officers of the Company pursuant to which the Company agrees to indemnify such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer and arising out of his capacity as a director, officer, employee and/or agent of the corporation of which he is a director or officer to the maximum extent provided by applicable law. In addition, such director or officer shall be entitled to an advance of expenses to the maximum extent authorized or permitted by law to meet the obligations indemnified against. The Indemnification Agreements also obligate the Company to purchase and maintain insurance for the benefit and on behalf of its directors and officers insuring against all liabilities that may be incurred by such director or officer in or arising out of his capacity as a director, officer, employee and/or agent of the Company.

  MERGER AGREEMENT.

     The following is a summary of certain provisions of the Merger Agreement, dated as of February 3, 1995, among the Company, Clark and the Purchaser (the "Merger Agreement") and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as exhibit (c).

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that the Purchaser may modify the terms of the Offer, including without limitation, except as provided below, to extend the Offer beyond any scheduled expiration date, except that, without the written consent of the Company, the Purchaser will not decrease the Offer Price, decrease the number of Shares sought in the Offer, waive the condition that there be validly tendered and not properly withdrawn prior to expiration of the Offer a majority of the Shares calculated on a fully diluted basis (the "Minimum Condition"), change the form of consideration payable in the Offer, or modify or add to the conditions of the Offer. Notwithstanding the foregoing, the Offer may not be extended beyond any scheduled expiration date unless (i) any person has made an Acquisition Proposal (as defined herein) or (ii) any of the conditions to the Offer described below shall not have been satisfied; provided, further, (x) notwithstanding that the conditions to the Offer have not been satisfied, unless an Acquisition Proposal has been made, the Offer may not be extended beyond June 8, 1995 and (y) if the conditions to the Offer have been satisfied, then the Offer may be extended for an additional five business days so long as at the time of such extension, all conditions to Clark's obligations to purchase Shares pursuant to the Offer are irrevocably waived.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with Delaware Law, the Purchaser shall be merged with and into the Company (the "Merger"). As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation").

     The Merger Agreement provides that at the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned directly or indirectly by Clark or any subsidiary of Clark or by the Company as treasury stock and other than Shares owned by stockholders who have properly exercised rights of appraisal under Section 262 of Delaware Law) shall be converted into the right to receive the Offer Price, without interest.

     Pursuant to the Merger Agreement, each issued and outstanding share of common stock, par value $.01 per share, of the Purchaser shall be converted into one fully paid and non-assessable share of Common Stock of the Company.

     The Company's Board of Directors. The Merger Agreement provides that, promptly upon the acceptance for payment, and payment by the Purchaser, in accordance with the Offer for more than 50% of the outstanding Shares (on a fully diluted basis), the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the

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product of the total number of directors on such Board of Directors (giving effect to the directors designated pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser, Clark or any of their affiliates bears to the total number of Shares then outstanding and the Company and its Board of Directors will, at such time, take any and all such action needed to cause the Purchaser's designees to be appointed to the Company's Board of Directors (including to cause directors to resign). Notwithstanding the foregoing, neither the Company, Clark nor the Purchaser will take any action to remove or replace any member of the Special Committee (as defined herein) during the period after consummation of the Offer and prior to the Effective Time, and if for any reason during such period there are fewer than two members of the Special Committee on the Company's Board of Directors, the Company, Clark and the Purchaser will use their reasonable efforts to ensure that two members ("Continuing Directors") of the Company's Board of Directors are either members of the Special Committee or persons who are neither officers nor employees of the Company or associated or affiliated with, or designated by, Clark. The Company's obligation to appoint the Purchaser's designees to the Board of Directors is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The Merger Agreement also provides that following the election or appointment of Clark's designees to the Company's Board of Directors and prior to the Effective Time, if requested by the majority of the Continuing Directors, such designees will abstain from acting upon, and the approval of the majority of the Continuing Directors will be required to authorize, any termination of the Merger Agreement by the Company, or any amendment of the Merger Agreement requiring action by the Board of Directors, or any extension of time for performance of any obligations or other acts of Clark or the Purchaser under the Merger Agreement or any waiver of compliance with any other covenants, agreements or conditions under the Merger Agreement for the benefit of the Company.

     Stockholders Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of voting upon the Merger Agreement and the Merger. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Securities and Exchange Commission (the "Commission") a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its reasonable efforts (i) to obtain and furnish the information required to be included by the Commission in the Proxy Statement (as defined herein) and, after consultation with Clark and the Purchaser, to respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its stockholders and (ii) to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders. If the Purchaser acquires at least a majority of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger. The Company has agreed, subject to the limitations described below under the heading "No Solicitation," to include in the Proxy Statement the recommendation of the Board of Directors that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement.

     Interim Operations. In the Merger Agreement, the Company has agreed that, except as expressly contemplated by the Merger Agreement or agreed to by Clark, prior to the closing of the Merger, the business of the Company and its subsidiaries shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its subsidiaries will use its reasonable best efforts to preserve its business organization intact and maintain satisfactory relations with licensors, customers, suppliers, distributors, employees, creditors and others having business relationships with it. In addition, each of the Company and its subsidiaries will not (i) issue or sell any shares of its capital stock (other than in connection with the exercise of options outstanding on the date of the Merger Agreement) or any of its other securities, or issue any securities convertible into, or options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any shares of its capital stock or any of its other securities or make any other changes in its capital structure; (ii) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries; (iii) declare, pay, set aside or make any dividend or other

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distribution or payment with respect to, or split, combine, redeem or reclassify, any shares of its capital stock; (iv) enter into any contract or commitment with respect to capital expenditures in excess of $200,000 for items or projects which were not included in the Company's 1995 capital plan previously approved by the Company's Board of Directors without first informing and consulting with Clark's Chief Executive Officer or enter into any other material contracts except contracts in the ordinary course of business; (v) acquire a material amount of assets (other than inventory) or securities or release or relinquish any material contract rights; (vi) adopt or amend any Employee Plan (as defined in the Merger Agreement) or non-employee benefit plan or program, employment agreement, license agreement or retirement agreement, or, except in the ordinary course of business consistent with past practice, pay any bonus or contingent or other extraordinary compensation; (vii) other than in the ordinary course of business consistent with past practice, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of, encumber or subject to any lien, any assets or incur or modify any indebtedness or other liability or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for the obligations of any person; (viii) agree to the settlement of any material claim or litigation; (ix) make any material tax election or settle or compromise any material tax liability; (x) permit any insurance policy naming it as beneficiary or a loss payable payee to be cancelled without notice to Clark; (xi) make any material change in its method of accounting; (xii) make any change in or amendment to its Restated Certificate of Incorporation or By-Laws (or comparable corporate documents); and (xiii) agree, in writing or otherwise, to take any of the foregoing actions.

     No Solicitation. In the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries or affiliates will, directly or indirectly, take (and the Company will not authorize or permit its or its subsidiaries' officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents or affiliates, to so take) any action to (i) solicit or initiate the submission of any proposed merger or other business combination, sale or other disposition of any material amount of assets, sale of shares of capital stock, tender offer or exchange offer or similar transactions involving the Company or any of its subsidiaries (an "Acquisition Proposal"), (ii) enter into an agreement for the sale or other disposition by the Company or any of its subsidiaries of a material amount of assets or a sale of shares of capital stock whether by merger or other business combination or tender or exchange offer or (iii) participate in any way in discussions or negotiations with, or, furnish any information to, any Person, as defined in the Merger Agreement, (other than Clark or the Purchaser) in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. The Merger Agreement provides that the Company may participate in discussions or negotiations with or furnish information to any third party which proposes a transaction which the Board of Directors of the Company reasonably believes will result in an Acquisition Proposal, if the Board of Directors believes (and has been advised by counsel) that failing to take such action would constitute a breach of its fiduciary duties. In addition, neither the Board of Directors of the Company nor any committee thereof will withdraw or modify in a manner adverse to Clark the approval and recommendation of the Offer and the Merger Agreement or approve or recommend any Acquisition Proposal, provided that the Company may recommend to its stockholders an Acquisition Proposal and in connection therewith withdraw or modify its approval or recommendation of the Offer or the Merger if (i) the Board of Directors of the Company has determined that the Acquisition Proposal is a bona fide proposal made by a third party to acquire all of the outstanding Common Stock of the Company pursuant to a tender offer or a merger, or to purchase all or substantially all of the assets of the Company on terms which a majority of the members of the Board of Directors of the Company determines in its good faith reasonable judgment (based on the advice of its financial and legal advisors) to be more favorable to the Company and its stockholders than the transactions contemplated by the Offer or Merger, and which does not provide for any breakup fee or other inducement to the acquiror other than reimbursement of documented out-of-pocket expenses incurred in connection with such proposal, (ii) all the conditions to the Company's right to terminate the Merger Agreement have been satisfied (including the payment of a termination fee), and (iii) simultaneously with such withdrawal, modification or recommendation, the Merger Agreement is properly terminated. The Company has agreed to promptly advise Clark of any request for information or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person making any such Acquisition Proposal. The Company has agreed to use its reasonable best efforts to keep Clark informed of the status and

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details (including amendments or proposed amendments) of any such request or
Acquisition Proposal or inquiry.

     Directors' and Officers' Insurance and Indemnification. The Merger Agreement provides that the Company shall either (i) maintain the Company's existing directors' and officers' liability insurance covering those persons who were covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy ("Indemnified Parties") for a period of five years after the Effective Time, except that the Company may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time or (ii) cause Clark's directors' and officers' liability insurance then in effect to cover those persons who are covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy with respect to those matters covered by the Company's directors' and officers' liability policy. The Merger Agreement provides that in no event shall the Company be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by the Company for such insurance and that if the annual premiums of such insurance coverage exceed that amount, the Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

     In the Merger Agreement, Clark has agreed, from and after the date of purchase of Shares pursuant to the Offer, to indemnify all Indemnified Parties to the fullest extent permitted by applicable law, including, subject to certain limitations, reasonable legal and other expenses, with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of the Company or any of its subsidiaries, occurring prior to the Effective Time including, without limitation, the transactions contemplated by the Merger Agreement. If such indemnity will not be available with respect to any Indemnified Party, then the Company and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

     Compensation and Benefits. Pursuant to the Merger Agreement, Clark has agreed that, during the period commencing at the Effective Time and ending on the second anniversary thereof, the employees of the Company and its subsidiaries will continue to be provided with employee benefit plans (other than stock option, employee stock ownership or other plans involving the potential issuance of securities of the Company or of Clark) which in the aggregate are substantially comparable to those currently provided by the Company and its subsidiaries to such employees. Clark will honor employee (or former employee) benefit obligations and contractual rights existing as of the Effective Time and all employment, incentive and deferred compensation or severance agreements, plans or policies adopted by the Board of Directors of the Company (or any committee thereof) prior to the date of the Merger Agreement in accordance with their terms other than stock option, employee stock ownership or other plans involving the potential issuance of securities of the Company or of Clark.

     Options. Pursuant to the Merger Agreement, Clark and, prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof) will adopt appropriate resolutions and take all other actions necessary to provide for the cancellation, effective at the Effective Time of all the outstanding stock options to purchase Common Stock (the "Options") heretofore granted under any stock option plan of the Company (the "Stock Plans"). Immediately prior to the Effective Time, (i) each Option, whether or not then vested or exercisable, shall no longer be exercisable for the purchase of shares of Common Stock but shall entitle each holder thereof, in cancellation and settlement therefor, to payments in cash (subject to any applicable withholding taxes, the "Cash Payment"), at the Effective Time, or as soon as practicable thereafter, subject to certain considerations, equal to the product of (x) the total number of shares of Common Stock subject to such Option, whether or not then vested or exercisable, and (y) the excess of the Offer Price over the exercise price per share of Common Stock subject to such Option, each such Cash Payment to be paid to each holder of an outstanding Option at the Effective Time and (ii) each share of Common Stock previously issued in the form of grants of restricted stock or grants of contingent shares shall fully vest in accordance with their respective terms. Any then outstanding stock appreciation rights or limited stock appreciation rights shall be cancelled as of immediately prior to the Effective Time without any payment therefor. As provided herein, the Stock Plans and any other plan, program or arrangement providing for the

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issuance or grant of any other interest in respect of the capital stock of the
Company or any subsidiary shall terminate as of the Effective Time. The Company will take all steps to ensure that neither the Company nor any of its subsidiaries is or will be bound by any Options, other options, warrants, rights or agreements which would entitle any Person, other than Clark or its affiliates, to own any capital stock of the Company or any of its subsidiaries or to receive any payment in respect thereof. The Company will use its best efforts to obtain all necessary consents to ensure that after the Effective Time, the only rights of the holders of Options to purchase shares of Common Stock in respect of such Options will be to receive the Cash Payment in cancellation and settlement thereof.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Clark and the Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, labor relations, conduct of business, employee benefit plans, insurance, compliance with laws, litigation, tax matters, property, consent and approvals, opinions of financial advisors, undisclosed liabilities and the absence of certain changes with respect to the Company since September 25, 1994.

     Confidentiality. The Merger Agreement provides that the information obtained by Clark and the Purchaser pursuant to the Merger Agreement will be subject to the Confidentiality Agreement, dated January 23, 1995, between the Company and Clark pursuant to which Clark has agreed, among other things, to keep confidential certain non-public confidential or proprietary information of the Company furnished to Clark by or on behalf of the Company.

     Conditions of the Offer. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer as to any Shares not then paid for, if (i) any applicable waiting period under the HSR Act (as defined herein) has not expired or terminated, (ii) the Minimum Condition has not been satisfied or (iii) at any time on or after February 3, 1995 and before the time of payment for any such Shares, any of the following events shall occur or shall be determined by the Purchaser to have occurred:

          (a) (x) there shall be threatened, instituted or pending any action or proceeding by any government or governmental authority or agency (i) challenging or seeking to, or which could reasonably be expected to make illegal, impede, delay or otherwise directly or indirectly restrain, prohibit or make materially more costly the Offer or the Merger or seeking to obtain material damages, (ii) seeking to prohibit or materially limit the ownership or operation by Clark or the Purchaser of all or any material portion of the business or assets of the Company or any of its subsidiaries taken as a whole or to compel Clark or the Purchaser to dispose of or hold separately all or any material portion of the business or assets of Clark or the Purchaser or the Company or any of its subsidiaries taken as a whole, or seeking to impose any material limitation on the ability of Clark or the Purchaser to conduct its business or own such assets, (iii) seeking to impose material limitations on the ability of Clark or the Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Purchaser or Clark on all matters properly presented to the Company's stockholders, (iv) seeking to require divestiture by Clark or the Purchaser of any Shares, or (v) otherwise materially adversely affecting the Condition (as defined in the Merger Agreement) of the Company and its subsidiaries taken as a whole; or (y) any court shall have entered an order which is in effect and which (i) makes illegal, impedes, delays or otherwise directly or indirectly restrains, prohibits or makes materially more costly the Offer or the Merger, (ii) prohibits or materially limits the ownership or operation by Clark or the Purchaser of all or any material portion of the business or assets of the Company or any of its subsidiaries taken as a whole or compels Clark or the Purchaser to dispose of or hold separately all or any material portion of the business or assets of Clark or the Purchaser or the Company or any of its subsidiaries taken as a whole, or imposes any material limitation on the ability of

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     Clark or the Purchaser to conduct its business or own such assets, (iii)
     imposes material limitations on the ability of Clark or the Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Purchaser or Clark on all matters properly presented to the Company's stockholders, (iv) requires divestiture by Clark or the Purchaser of any Shares, or (v) otherwise materially adversely affects the Condition of the Company and its subsidiaries taken as a whole; provided, however, that in the case of a preliminary injunction to the effect described in this subparagraph (y), the provisions of this subparagraph (y) shall not be deemed to have been triggered until the earlier of (X) the date on which such injunction becomes final or (Y) the Company ceases its efforts to have such preliminary injunction dissolved;

          (b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to (i) Clark, the Purchaser, the Company or any subsidiary of the Company or (ii) the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or to the Merger, which could reasonably be expected to directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) (x) above;

          (c) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change), that is reasonably likely to have a material adverse effect on the business, properties, assets, liabilities, operations, results of operations, conditions (financial or otherwise) or prospects of the Company and its subsidiaries;

          (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 400 Industrial Companies or in the New York Stock Exchange Composite Index in excess of 20% measured from the close of business on the trading day next preceding the date of the Merger Agreement, (iii) any material change in United States or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or (v) a commencement or escalation of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States;

          (e) all consents, registrations, approvals, permits, authorizations, notices, reports or other filings required to be obtained or made by the Company, Clark or the Purchaser with or from any governmental or regulatory entity in connection with the execution, delivery and performance of the Merger Agreement, the Offer and the consummation of the transactions contemplated by the Merger Agreement shall not have been made or obtained and such failure could reasonably be expected to have a material adverse effect on the Condition of the Company and any of its subsidiaries, taken as a whole or could be reasonably likely to prevent or materially delay consummation of the transactions contemplated by the Merger Agreement;

          (f) any representation or warranty made by the Company in the Merger Agreement shall be untrue or incorrect in any material respect;

          (g) there shall have been a breach by the Company of any of its covenants or agreements in any material respect contained in the Merger Agreement;

          (h) the Company's Board of Directors shall have withdrawn, modified or amended in any respect adverse to Clark or the Purchaser its recommendation of the Offer or the Merger, or shall have resolved to do so; or

          (i) the Merger Agreement shall have been terminated in accordance with its terms;

which, in the reasonable judgment of the Purchaser, in any such case and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of the Purchaser and may be waived by the Purchaser, in whole or in part at any time and from time to time in its sole discretion; provided, however, that without the consent of the Company, the Purchaser may not waive the Minimum Condition. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligation of each party to effect the Merger is subject to the satisfaction, at or prior to the Effective Time, of the following conditions: (i) to the extent required by applicable law, the Merger Agreement and the Merger shall have been approved and adopted by holders of a majority of the Shares in accordance with applicable law (if required by applicable law) and the Company's Restated Certificate of Incorporation and By-Laws; (ii) any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or been terminated; (iii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer or the Merger and the transactions contemplated by the Merger Agreement and which is in effect at the Effective Time, provided, however, that, in the case of a decree, injunction or other order, each of the parties shall have used reasonable efforts to prevent the entry of any such decree, injunction or other order and to appeal as promptly as possible any decree, injunction or other order that may be entered; (iv) no statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits the consummation of the Offer or the Merger or has the effect of making the purchase of the Shares illegal; and
(v) the Purchaser shall have accepted for payment and paid for the Shares tendered pursuant to the Offer. The obligations of Clark and the Purchaser to effect the Merger are subject to the satisfaction or waiver of the condition that the Company shall have terminated the Company's Employee Stock Ownership Plan. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver of the condition that each of Clark and the Purchaser shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required to be performed or complied with by them in connection with the appointment or election of the Purchaser's designees to the Company's Board of Directors upon the acceptance for payment and request by the Purchaser for more than 50% of the outstanding Shares.

     Termination; Fees. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company, (a) by mutual consent of the Company, on the one hand, and of Clark and the Purchaser, on the other hand; (b) by either Clark, on the one hand, or the Company, on the other hand, if any governmental or regulatory agency shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable; (c) by Clark, on the one hand, or the Company, on the other hand, if the Effective Time shall not have occurred within eight months after commencement of the Offer unless the Effective Time shall not have occurred because of a material breach of any representation, warranty, obligation, covenant, agreement or condition set forth in the Merger Agreement on the part of the party seeking to terminate the Merger Agreement; (d) by Clark, on the one hand, or the Company, on the other hand, if the Offer is terminated or expires in accordance with its terms without the Purchaser having purchased any Shares thereunder due to a failure to satisfy any of the conditions to the Offer, unless such termination or expiration has been caused by or results from the failure of the party seeking to terminate the Merger Agreement to perform in any material respect any of its respective covenants or agreements contained in the Merger Agreement; (e) by either Clark, on the one hand, or the Company, on the other hand, if the Board of Directors of the Company, in its good faith reasonable judgment, based upon the advice of its financial and legal advisors, determines that an Acquisition Proposal made by a third party is more favorable to the Company and its stockholders than the Offer and the Board of Directors believes (and has been advised by counsel) that a failure to terminate the Merger Agreement and enter into an agreement to effect such other proposal would constitute a breach of its fiduciary duties; provided, however, the Company may not terminate the Merger Agreement for such reason unless the Company has notified Clark and the Purchaser in writing promptly after receipt thereof, of the receipt of any such Acquisition Proposal and following such notification the Company has fully cooperated with Clark, including, without limitation, informing Clark of the terms and conditions of such Acquisition Proposal (and any modification thereto), and the identity of the party making such Acquisition Proposal, with the intent of enabling the parties to the Merger Agreement to agree to a modification of the terms and conditions of the Merger Agreement so that the Offer and the Merger may be effected and prior to such termination Clark has received the amount of $7,250,000 by wire transfer in same day funds; and (f) prior to the consummation of the Offer, by the Company, if (i) any of the representations and warranties of Clark or the Purchaser contained in the Merger Agreement were untrue or incorrect in any material respect when made or have since become, and at the time of termination remain, incorrect in any material respect, or (ii) Clark or the Purchaser shall have breached or failed to comply in any material respect with any of their respective obligations under the Merger Agreement, including, without limitation, their obligation to commence the Offer within the time period required by the Merger Agreement.

     If the Merger Agreement is terminated by Clark (i) as a result of a material breach of a covenant by the Company, (ii) because the Board of Directors of the Company shall have withdrawn, modified or amended in any respect adverse to Clark its recommendation that the Company's stockholders accept the Offer or (iii) because the Company shall have determined to enter into an agreement with another party providing for a merger or other business combination with such other party or for such other party's acquisition of a material amount of the Company's capital stock or assets, then the Company will be obligated to pay to Clark, in same day funds, $7,250,000.

  STOCK TENDER AGREEMENT

     Immediately after the execution of the Merger Agreement, the Purchaser and KIA III -- Club Car, L.P., Kelso Equity Partners II, L.P. and certain other stockholders of the Company (the "Stock Tender Parties") entered into the Stock Tender Agreement (the "Stock Tender Agreement"). Pursuant to such Agreement, so long as the Board of Directors of the Company has not withdrawn its recommendation of the Offer in accordance with the Merger Agreement, the Stock Tender Parties will validly tender (and not thereafter withdraw) the Shares owned by them pursuant to and in accordance with the terms of the Offer. As of February 6, 1995, the Stock Tender Parties owned a total of 2,916,329 Shares, representing 28.6% of the outstanding Shares on a fully diluted basis.

     In connection with the Stock Tender Agreement, the Stock Tender Parties have made certain customary representations, warranties and covenants, including with respect to (i) ownership of the Shares, (ii) the Stock Tender Parties' authority to enter into and perform their obligations under the Stock Tender Agreement, (iii) the ability of the Stock Tender Parties to enter into the Stock Tender Agreement without violating other agreements to which they are party,
(iv) the absence of liens and encumbrances on and in respect of the Stock Tender Parties' Shares and (v) restrictions on the transfer of the Stock Tender Parties' Shares.

  RIGHTS AGREEMENT.

     As provided in the Merger Agreement, the Company has amended the Rights Agreement (the "Rights Amendment") to provide that neither the (i) execution, delivery and performance of the Merger Agreement and the Stock Tender Agreement,
(ii) commencement of the Offer nor (iii) acceptance of and payment for Shares by Clark or the Purchaser or any of its subsidiaries in accordance with the terms of the Merger Agreement shall (A) trigger the exercisability of the Rights (as defined in the Rights Agreement), (B) cause the separation of the Rights from the certificates representing Shares to which they are attached, (C) cause the occurrence of a Distribution Date (as defined in the Rights Agreement) or a Shares Acquisition Date (as defined in the Rights Agreement) or (D) cause Clark, Purchaser or any of Clark's subsidiaries or affiliates to be deemed an Acquiring Person (as defined in the Rights Agreement).

     Copies of the Merger Agreement between Clark and the Company, the Stock Tender Agreement and the Rights Amendment are filed herewith as exhibits (c),
(d) and (e), respectively, and are incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors.

     The Company's Board of Directors has determined unanimously that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and recommends that all stockholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer. This recommendation is based in part upon an opinion received from Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") that the $25.00 per Share cash consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair to the stockholders from a financial point of view. THE FULL TEXT OF THE FAIRNESS OPINION RECEIVED BY THE COMPANY FROM DLJ, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN BY DLJ, IS FILED HEREWITH AS EXHIBIT (F) AND ATTACHED HERETO AS SCHEDULE II. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

     As set forth in the Purchaser's Offer to Purchase, the Purchaser will purchase Shares tendered prior to the close of the Offer if the Minimum Condition shall have been satisfied by that time and if all other conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their Shares in order to wait for the Merger should note that the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger, if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied. Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the issued and outstanding Shares are required to approve and adopt the Merger. Accordingly, if the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholder.

     The Offer is scheduled to expire at 12:00 Midnight, New York City time, on March 8, 1995, unless the Purchaser, with the consent of the Company under certain circumstances, elects to extend the period of time for which the Offer is open. A copy of the press release issued jointly by Clark and the Company announcing the Merger and the Offer is filed as exhibit (g) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     (b)  Background of the Offer, Reasons for the Recommendation.

     In reaching its conclusions described in paragraph (a) above, the Board of Directors of the Company considered a number of factors, including, without limitation, the following: (i) the opinion of DLJ that as of the date of its opinion the $25.00 per Share in cash to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view; (ii) the unanimous determination of the Special Committee of the Board that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and the recommendation of the Special Committee (as defined herein) that the Board approve the Offer and the Merger; (iii) information with respect to the financial condition, results of operations and business of the Company, on both a historical and a prospective basis, and current industry, economic and market conditions; (iv) the historical market prices and recent trading patterns of the Shares and the market prices and financial data relating to other companies engaged in similar businesses; (v) the prices paid in other recent comparable acquisition transactions; (vi) the potential impact that the Merger will have on the Company's employees, suppliers and customers; and (vii) the terms and conditions of the Offer and the Merger, including, without limitation, the fact that, to the extent required by the fiduciary obligations of the Board of Directors of the Company to the stockholders under Delaware Law, the Company may terminate the Merger Agreement in order to approve a tender offer or exchange offer for the Shares by a third party on terms more favorable to the Company's stockholders than the Offer and the Merger taken together upon the payment of a $7,250,000 termination fee.

BACKGROUND

     In late August, 1994, CS First Boston Corporation ("CS First Boston") contacted the Company's principal stockholder to discuss Clark's interest in acquiring the outstanding common stock of the Company. On September 30, CS First Boston and Clark met with a representative of the Company's principal stockholder, who is also a director of the Company, to discuss Clark's interest in acquiring the Company. The stockholder representative indicated that, at that point in time, the principal stockholder was not likely to support a sale of the Company.

     During the next two months a limited number of telephone conversations took place among Clark, certain non-management directors of the Company and CS First Boston concerning a possible acquisition and possible price ranges for such an acquisition. At a regularly scheduled meeting of the Board of Directors of the Company on December 6, 1994, the Board of Directors authorized a meeting between members of the Board and Clark. On December 21, 1994 that meeting was held between two management directors and one non-management director of the Company and representatives of Clark to discuss further aspects of Clark's interest. Pricing was not discussed at this meeting.

     During the first week of January, two non-management directors of the Company contacted CS First Boston and indicated the price at which they would support an acquisition of the Company. After consultation with Clark, CS First Boston contacted the two non-management directors and indicated a price at which Clark would be willing to acquire the Company, which price was lower than the price previously communicated to CS First Boston by the two directors. Following CS First Boston's communication to the two directors, Clark and a representative of the principal stockholder, who is also a director of the Company, had several conversations regarding the price at which Clark would be interested in acquiring the Company. On January 10, 1995 the Board of Directors of the Company authorized the formation of a special committee (the "Special Committee") composed of the members of the Board of Directors other than management and authorized the retention by the Special Committee of legal and financial advisors. The Special Committee authorized two of its members to contact Clark. On January 11, 1995, such members of the Special Committee contacted Clark and requested that Clark provide the Special Committee with a written proposal to effect the acquisition of the Company.

     On January 13, 1995, Clark delivered a letter to the Company expressing Clark's interest in purchasing all of the outstanding shares of the Company (including Shares subject to options) at a purchase price of $25 in cash per Share. Clark's letter stated that Clark would require break-up fee and expense reimbursement provisions as well as customary agreements from the Company's principal stockholder and officers and directors with respect to the sale to Clark of all Shares owned by such persons. Clark also conditioned its interest in pursuing the transaction upon the Company keeping the letter of interest confidential. Clark requested a response from the Company by January 18, 1995. On January 18, 1995, two members of the Special Committee contacted Clark and indicated that the Special Committee would be willing to commence negotiations with respect to Clark's acquisition of the Company. On January 20, Clark delivered to the Special Committee a proposed form of Merger Agreement and on January 23, Clark and the Company entered into a confidentiality agreement.

     On January 23, the Company began to supply non-public due diligence materials to Clark and its representatives. From January 23 to February 2, Clark and its advisors conducted legal and business due diligence and representatives of Clark and the Company negotiated the terms of a merger agreement. On January 24, at the request of the Special Committee, Clark forwarded to the Special Committee a proposed form of stock option agreement which Clark would require from the Company's principal stockholders and officers and directors. On January 26, the Special Committee informed Clark that it would not approve a transaction in which such agreements formed a part. Clark indicated that it would be willing to consider alternative arrangements with respect to the Shares owned by the Company's principal stockholders and officers and directors which would be acceptable to the Special Committee. On February 1, Clark provided to the Special Committee a proposed form of stock tender agreement.

     On February 1, 1995, the Board of Directors of the Company, at its regularly scheduled meeting, reviewed the state of negotiations with Clark. The Company's financial advisor presented the Board of Directors with its preliminary financial analysis of the fairness of the proposed consideration to be offered to the stockholders in the transaction from a financial point of view. The Special Committee also met with the Company's financial advisor during an adjournment of the Board of Directors meeting to discuss further the status of negotiations. Based upon such information, the Board of Directors authorized the Company and its financial advisors to continue and seek to conclude the negotiation of definitive agreements promptly.

     On February 2, 1995, the Special Committee met to consider the terms of the final draft of the Merger Agreement and to hear the Company's financial advisor's oral report of its fairness opinion. Based upon such reports, the Special Committee unanimously voted to recommend the Merger and the Offer to the Board of Directors.

     Immediately following such meeting, the Board of Directors met by telephone with representatives of the Company's financial advisor present at which time the Company's financial advisor reiterated its oral fairness opinion. Following such report, the Board of Directors unanimously approved the Merger and the Offer, subject to receipt of the Company's financial advisor's executed fairness opinion, the Board of Directors of the Company also approved Clark and the Purchaser negotiating the definitive terms of the Stock Tender Agreement with the Stock Tender Parties and entering into the Stock Tender Agreement with such persons.

     On February 3, 1995, the Company's financial advisor delivered its written fairness opinion, Clark, the Purchaser and the Company executed the Merger Agreement and Clark, the Purchaser and the Stock Tender Parties executed the Stock Tender Agreement. Thereafter, Clark and the Company jointly announced the transaction.

     The Company's principal stockholder and members of management have periodically been contacted by investment banking firms inquiring whether the Company or its principal stockholder would consider a transaction that would result in a sale of the Company. In each instance the inquiring firm did not disclose its client, did not make a specific proposal and merely asked whether the Company and its principal stockholder would be interested in meeting to discuss possible proposals. In each instance, the inquiring firm was told that the Company was not for sale and that the principal stockholder would only consider a transaction if the offered price per Share was at a substantial premium to the trading price of the Shares. In January and February of 1995, two of such investment banking firms disclosed for whom they were working, but in no instance has management of the Company or its principal stockholder received any further indication that a definitive proposal would be forthcoming.

OPINION OF FINANCIAL ADVISOR

     As described above under "Background of the Offer; Reasons for the Recommendation," at the meeting of the Board of Directors held on February 2, 1995, DLJ delivered its oral opinion (subsequently confirmed in writing) to the Board and the Special Committee to the effect that, based upon the assumptions made, matters considered and limits of the review undertaken, as set forth in such opinion, the consideration to be received by the holders of the Shares of the Company in the Offer and the Merger is fair to such holders from a financial point of view.

     The full text of DLJ's written opinion, dated February 2, 1995, is attached hereto as Schedule II to this Schedule 14D-9. STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY FOR THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW UNDERTAKEN BY DLJ. The opinion of DLJ is directed only to the fairness from a financial point of view of the consideration to be received by the holders of the Shares of the Company and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote on the Merger. The summary of the opinion of DLJ set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

     In arriving at its opinion, DLJ reviewed the Merger Agreement. DLJ also reviewed financial and other information that was publicly available or furnished to DLJ by the Company, including information provided during discussions with the Company's management. Included in the information provided during discussions with management were certain financial projections for the Company for the period beginning October 2, 1994 and ending September 30, 1999 prepared by the management of the Company. In addition, DLJ compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Shares, reviewed prices and premiums paid in other business combinations and conducted such other financial studies, analyses and investigations DLJ deemed appropriate for purposes of its opinion. DLJ was not requested to, nor did DLJ, solicit the interest of any other party in acquiring the Company.

     In arriving at its opinion, DLJ relied upon and assumed without independent verification the accuracy, completeness and fairness of all of the financial and other information that was available from public sources, that was provided DLJ by the Company or its representatives, or that was otherwise reviewed by DLJ. With respect to the financial projections supplied to DLJ by the Company, DLJ assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. DLJ has not assumed any responsibility for making an independent evaluation of the Company's assets or liabilities or for making any independent verification of any of the information reviewed by DLJ. DLJ has relied as to all legal matters on advice of counsel to the Company.

     DLJ's opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, the date of DLJ's opinion. It should be understood that, although subsequent developments may affect DLJ's opinion, DLJ has no obligation to update, revise or reaffirm its opinion.

     DLJ, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services. In October 1993, DLJ co-managed the initial public offering of 4,125,000 shares of the Common Stock. In the ordinary course of its business, DLJ may actively trade the equity securities of the Company for DLJ's own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. See Item 5 for a description of DLJ's engagement as the Company's financial advisor in connection with the Offer and Merger.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     DLJ is acting as the Company's financial advisor in connection with the Offer and the Merger. Pursuant to its agreement with the Company, DLJ is entitled to a transaction fee of $1,000,000 (less amounts previously paid by the Company in connection with the Company's retention of DLJ, including $400,000 which became payable at the time the opinion of DLJ referred to in Item 4 was delivered), which shall become payable in cash upon the earlier of (i) acquisition by the Purchaser of at least 50.1% of the Shares on a fully diluted basis, (ii) the Merger, or (iii) the consummation of another sale, merger, consolidation or other business combination of the Company with Clark. In addition, whether or not the Offer or the Merger is completed, the Company has agreed to reimburse DLJ periodically for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify DLJ against certain expenses and liabilities incurred in connection with its engagement, including liabilities under Federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

          (a) To the best of the Company's knowledge, during the past sixty days no transaction in the Shares has been effected by the Company or any subsidiary or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company except that (i)
     A. Montague Miller made a bona fide gift of 500 Shares on December 28, 1994, (ii) T. Mark McClure made a bona fide gift of 5,685 Shares on December 26, 1994, and (iii) Thomas R. Wall, IV made a bona fide gift of 50 Shares on January 19, 1995.

          (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of Options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act).

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a) Except as described in Item 3, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company,
     (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

         (b) Except as described under Items 3 and 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (a)  Section 203.

     As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of Delaware Law. Section 203 would prevent an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of shareholders by the affirmative vote of the holders of at least
66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of the Company's Restated Certificate of Incorporation and Section 203, the Board of Directors of the Company has approved the Merger Agreement, the Stock Tender Agreement, the Purchaser's entering into the Stock Tender Agreement and the Purchaser's acquisition of Shares pursuant to the Offer and the Merger and the transactions contemplated thereby and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

     (b)  Antitrust.

     Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Clark and the Company intend to file the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC as soon as practicable (and the Merger Agreement requires that such filing be made within five business days of the date of the Merger Agreement). The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 P.M., New York City time, on the fifteenth day after the Purchaser has filed its Form, unless early termination of the waiting period is granted or Clark and the Company receive a request for additional information of documentary material prior thereto. Pursuant to HSR Act, Clark has requested early termination of the applicable waiting period. However, prior to such date, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting periods can be extended only by court order. There can be no assurance that the waiting period will be terminated early.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Purchaser or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

          (a) The Company's Proxy Statement dated December 16, 1994

          (b) Form of Indemnification Agreement

          (c) Agreement and Plan of Merger dated as of February 3, 1995

          (d) Stock Tender Agreement dated as of February 3, 1995

          (e) Amendment to Rights Agreement dated as of February 3, 1995

          (f) Opinion of Donaldson, Lufkin & Jenrette Securities Corporation dated February 2, 1995*

          (g) Press Release dated February 3, 1995, with respect to Merger Agreement

          (h) Letter dated February 8, 1995 from the Company's Chairman and Chief Executive Officer to the Company's stockholders*
- ---------------
* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          CLUB CAR, INC.

                                          By: /s/ GEORGE H. INMAN
                                              ----------------------------------
                                              Name: George H. Inman
                                              Title: Chairman and Chief
                                                     Executive Officer

Date: February 8, 1995

                                                                      SCHEDULE I

                                 CLUB CAR, INC.
                              4152 WASHINGTON ROAD
                            MARTINEZ, GEORGIA 30907

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about February 8, 1995 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the common stock, par value $.01 per share ("Common Stock"), of Club Car, Inc. (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Clark Equipment Company ("Clark") to a majority of the seats on the Board of Directors of the Company.

     Pursuant to the Agreement and Plan of Merger, dated as of February 3, 1995, among the Company, Clark and Clark Acquisition Sub, Inc. (the "Purchaser") (the "Merger Agreement"), on February 8, 1995, the Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 midnight (New York time) on March 8, 1995, unless extended.

     The information contained in this Information Statement (including information incorporated by reference) concerning Clark and the Purchaser and the Clark Designees (as defined below) has been furnished to the Company by Clark and the Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

     The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of February 2, 1995, there were 9,090,006 shares of Common Stock outstanding (exclusive of treasury shares) and 1,100,050 shares of Common Stock reserved for issuance upon the exercise of options outstanding. The Board of Directors of the Company currently consists of six members and there are currently no vacancies on the Board of Directors. The Board of Directors is divided into three classes and each director serves a term of two years and until his successor is duly elected and qualified or until his earlier death, resignation or removal.

CLARK DESIGNEES

     The Merger Agreement provides that if requested by Clark, the Company will, subject to compliance with applicable law and promptly following the purchase by the Purchaser of more than 50% of the outstanding Shares (on a fully diluted basis) pursuant to the Offer, take all actions necessary to cause persons designated by Clark (the "Clark Designees") to become directors of the Company so that the total number of such persons equals that number of directors, rounded up to the next whole number, which represents the product of (x) the total number of directors on the Company's Board of Directors multiplied by (y) the percentage that the number of Shares so accepted for payment plus any Shares beneficially owned by the Purchaser or Clark bears to the number of Shares outstanding. In furtherance thereof, the Company will increase the size of the Company's Board of Directors, or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit Purchaser's designees to be elected to the Company's Board of Directors; provided, however, that neither the Purchaser, Clark nor the Company shall take any action to remove or replace any member of the Special Committee of the Company's Board of Directors (the "Special Committee") after consummation of the Offer and prior to the Effective Time. If at any time prior to the Effective Time there are less than two members of the Special Committee, as constituted on February 3, 1995, on the Company's Board of Directors, the Purchaser, Clark and the Company shall use their reasonable efforts to ensure that two members (the "Continuing Directors") of the Company's Board of Directors are either (a) members of the Special Committee (as constituted on February 3, 1995) or (b) persons who are neither (i) officers or employees of the Company nor (ii) associated or affiliated with, or designated by, Clark. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of February 2, 1995, by each shareholder known by the Company to be the beneficial owner of more than 5% of its outstanding Common Stock, by each director, by each of the Named Executive Officers (as defined below) and by all directors and executive officers as a group:

                                                                 SHARES OF         PERCENT OF
    NAME OF BENEFICIAL OWNER                                    COMMON STOCK         CLASS
    ------------------------                                    ------------       ----------
    KIA III-Club Car, L.P.(a).................................    1,909,341(b)        21.0
    Kelso Equity Partners II, L.P.(a).........................    1,909,341(b)        21.0
    Kelso Partners III, L.P.(a)...............................    1,909,341(b)        21.0
    Joseph S. Schuchert(a)....................................    1,909,341(c)        21.0
    Frank T. Nickell(a).......................................    1,961,341(c)        21.6
    George E. Matelich(a).....................................    1,929,341(c)        21.2
    Thomas R. Wall, IV(a).....................................    1,940,139(c)        21.3
    George H. Inman(d)........................................      418,816(e)         4.5
    A. Montague Miller(d).....................................      269,870(f)         2.9
    Cary H. Rivers(d).........................................      189,382(g)         2.1
    Michael W. Harris(d)......................................      188,365(h)         2.1
    Henry T. Sanders(d).......................................      179,035(i)         2.0
    James C. Alban, Jr.(d)....................................       34,000            (j)
    Wellford L. Sanders, Jr.(d)...............................       11,300(k)         (j)
    All directors and executive officers as a group (14
      persons)................................................    3,820,142           38.8(l)

- ---------------
(a) The business address for such persons is c/o Kelso & Company, Inc., 350 Park Avenue, 21st Floor, New York, New York 10022.

(b) KIA III-Club Car, L.P. ("KIA III") and Kelso Equity Partners II, L.P. may be deemed to share beneficial ownership of the shares owned of record by each other by virtue of common ownership. Kelso Partners III, L.P. is the general partner of KIA III, and may be deemed to share beneficial ownership of the shares owned of record by KIA III and Kelso Equity Partners II, L.P. by virtue of common ownership.

(c) Messrs. Nickell and Wall, directors of the Company, and Messrs. Schuchert and Matelich may be deemed to share beneficial ownership of the 1,909,341 shares owned of record by KIA III and Kelso Equity Partners II, L.P. by virtue of their status as general partners of Kelso Equity Partners II, L.P. and of Kelso Partners III, L.P., the general partner of KIA III. Messrs. Nickell, Wall, Schuchert and Matelich share investment and voting power with respect to securities owned by KIA III and Kelso Equity Partners II, L.P. Messrs. Schuchert, Nickell, Matelich and Wall disclaim beneficial ownership of such securities.

(d) The business address for such person is c/o Club Car, Inc., 4152 Washington Road, Martinez, Georgia 30907.

(e) Includes 200,000 shares subject to stock options that became exercisable on April 18, 1994 and 9,480 shares held by the Company's Employee Stock Ownership Plan (the "ESOP"). Does not include an aggregate of 10,498 shares owned beneficially by Mr. Inman's wife, as to which Mr. Inman disclaims beneficial ownership.

(f) Includes 16,800 shares subject to stock options that became exercisable on December 6, 1991, 7,919 shares subject to stock options that became exercisable on January 12, 1992, 8,400 shares subject to stock options that became exercisable on December 6, 1992, 3,960 shares subject to stock options that became exercisable on January 12, 1993, 24,734 shares subject to stock options that became exercisable on October 18, 1993, 20,000 shares subject to stock options that became exercisable on April 18, 1994, 70,000 shares subject to stock options that became exercisable on February 2, 1995 and 3,857 shares held by the Company's ESOP. Does not include an aggregate of 10,000 shares owned beneficially by Mr. Miller's wife, as to which Mr. Miller disclaims beneficial ownership.

(g) Includes 16,800 shares subject to stock options that became exercisable on December 6, 1991, 8,400 shares subject to stock options that became exercisable on December 6, 1992, 16,800 shares subject to stock options that became exercisable on October 18, 1993, 5,000 shares subject to stock options that became exercisable on April 18, 1994, 25,000 shares subject to stock options that became exercisable on February 2, 1995 and 4,897 shares held by the Company's ESOP. Does not include an aggregate of 2,001 shares owned beneficially by Mr. Rivers' wife or 2,000 shares owned by Mr. Rivers' children, as to which Mr. Rivers disclaims beneficial ownership.

(h) Includes 16,800 shares subject to stock options that became exercisable on December 6, 1991, 8,400 shares subject to stock options that became exercisable on December 6, 1992, 16,800 shares subject to stock options that became exercisable on October 18, 1993, 5,000 shares subject to stock options that became exercisable on April 18, 1994, 25,000 shares subject to stock options that became exercisable on February 2, 1995 and 4,879 shares held by the Company's ESOP.

(i) Includes 11,200 shares subject to stock options that became exercisable on December 6, 1991, 5,600 shares subject to stock options that became exercisable on December 6, 1992, 11,200 shares subject to stock options that became exercisable on October 18, 1993, 5,000 shares subject to stock options that became exercisable on April 18, 1994, 25,000 shares subject to stock options that became exercisable on February 2, 1995 and 4,549 shares held by the Company's ESOP.

(j)  Less than 1%.

(k) Does not include an aggregate of 300 shares owned by Mr. Sanders' wife, as to which Mr. Sanders disclaims beneficial ownership.

(l) Includes shares held by KIA III and Kelso Equity Partners II, L.P. that may be deemed to be beneficially owned by Messrs. Nickell and Wall as described in note (c) above. Includes 72,800 shares subject to stock options that became exercisable on December 6, 1991, 7,919 shares subject to stock options that became exercisable on January 12, 1992, 36,400 shares subject to stock options that became exercisable on December 6, 1992, 3,960 shares subjective to stock options that became exercisable on January 12, 1993, 11,200 shares subject to stock options that became exercisable on February 1, 1993, 119,934 shares subjective to stock options that became exercisable on October 18, 1993, 245,000 shares subject to stock options that became exercisable on April 18, 1994, 3,334 shares subject to stock options that become exercisable on February 1, 1995, 250,266 shares subject to stock options that became exercisable on February 2, 1995 and 40,061 shares held by the Company's ESOP. Does not include shares as to which officers and directors have disclaimed beneficial ownership.

     On February 2, 1995 there were 531 shareholders of record of the Company's Common Stock.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The Board of Directors of the Company is divided into three classes serving staggered three-year terms. The terms of office of Frank T. Nickell and Thomas
R. Wall, IV expire at the 1996 Annual Meeting, the terms of office of George H. Inman and A. Montague Miller expire at the 1997 Annual Meeting and the terms of office of James C. Alban, Jr. and Wellford L. Sanders, Jr. expire at the 1998 Annual Meeting. All the directors, except Mr. Miller who was elected in 1990, have served as directors since 1988.

     The directors and executive officers of the Company are:

          NAME              AGE                        POSITION
          ----              ---                        --------
George H. Inman..........    62  Chairman and Chief Executive Officer
A. Montague Miller.......    55  President, Chief Operating Officer, Secretary and
                                 Director
Charles A. Fain..........    43  Vice President-Design Engineering
Michael W. Harris........    40  Vice President-Sales
T. Mark McClure..........    50  Vice President-International Sales
Cary H. Rivers...........    45  Vice President-Marketing and National Accounts
Henry T. Sanders.........    50  Vice President-Manufacturing
Carl A. Swanson..........    53  Vice President
Charles E. Twilley.......    43  Vice President-Human Resources
Eric L. Tyra.............    45  Vice President-Finance, Treasurer and Chief Financial
                                 Officer
James C. Alban, Jr.......    77  Director
Frank T. Nickell.........    47  Director
Wellford L. Sanders,
  Jr.....................    49  Director
Thomas R. Wall, IV.......    36  Director

     George H. Inman has been Chairman of the Board and Chief Executive Officer since 1979. Mr. Inman was President of the Company from 1979 to 1990. He was employed from 1961 until 1978 by E-Z-Go, as Plant Superintendent, Plant Manager, Vice President-Manufacturing and Vice President-Operations. Mr. Inman has been involved in the golf car industry since 1961.

     A. Montague Miller has been Chief Operating Officer since April 1991, President since September 1990 and Secretary since 1986. Mr. Miller joined the Company in 1990 as Senior Vice President-Administration. From 1971 to 1990 Mr. Miller was a partner in the law firm of Dye, Miller, Tucker & Everitt and provided legal services to the Company from 1978 to 1990.

     Charles A. Fain has been Vice President-Design Engineering since 1992. Mr. Fain joined the Company in 1990 as Director of Design Engineering. Prior to joining the Company in 1990, he was employed from 1987 by Bunton Company as Vice President-Engineering. Mr. Fain has been involved in the golf car industry since 1990.

     Michael W. Harris has been Vice President-Sales since 1990. Mr. Harris joined the Company in 1979 as Senior Accountant and was Controller from 1982 to 1988 before being promoted to Vice President-Controller in 1988. Mr. Harris has been involved in the golf car industry since 1973.

     T. Mark McClure has been Vice President-International Sales since August 1993 and was Vice President-Marketing and International Sales from 1988 to 1993. Mr. McClure joined the Company in 1978 as a Regional Sales Manager in charge of the Mid-West Region and also served as Director of National Account Sales before assuming his present position. Mr. McClure has been involved in the golf car industry since 1978.

     Cary H. Rivers has been Vice President-Marketing and National Accounts since October 1994. Mr. Rivers joined the Company in 1978 as a Sales Representative in the Company's East Florida branch and also served as National Sales Manager-Direct Sales. From 1989 to October 1994, Mr. Rivers served as Vice President-Sales and Marketing. Mr. Rivers has been involved in the golf car industry since 1978.

     Henry T. Sanders has been Vice President-Manufacturing since 1988. Mr. Sanders joined the Company in 1983 as Manager of Manufacturing Engineering. In 1987, Mr. Sanders was promoted to Manager of Manufacturing. Mr. Sanders has been involved in the golf car industry since 1983.

     Carl A. Swanson has been a Vice President since November 1993. Mr. Swanson served as Senior Vice President-Operations from 1988 to 1993, as Vice President-Operations from 1987 to 1988 and as Manager of

Operations from 1978 to 1987. Prior to joining the Company in 1978, he was employed from 1969 by E-Z-Go, as Manufacturing Engineering Manager. Mr. Swanson has been involved in the golf car industry since 1969.

     Charles E. Twilley has been Vice President-Human Resources since 1992. Mr. Twilley joined the Company in 1990 as Director of Human Resources. Prior to joining the Company in 1990, he was employed from 1980 by Kraft General Foods Corporation where he last served as Division Manager of Human Resources. Mr. Twilley has been involved in the golf car industry since 1990.

     Eric L. Tyra has been Vice President-Finance and Chief Financial Officer since February 1994 and Treasurer since October 1994. Prior to joining the Company in 1994, he was employed from 1991 to 1993 by First Financial Management Corp. as a Senior Vice President. From 1984 to 1991, Mr. Tyra was a partner in the accounting firm of Deloitte & Touche. Mr. Tyra has been involved in the golf car industry since 1994.

     James C. Alban, Jr. has been President and Chief Executive Officer of The Alban Co. since 1987. From 1938 to 1987, Mr. Alban was the President and Chief Executive Officer of Alban Tractor Co., Inc. Mr. Alban is a founder and Director of Palm Beach National Bank and Trust Co.

     Frank T. Nickell has been President of Kelso & Companies, Inc. since 1989 and prior thereto General Partner of Kelso & Company, L.P. ("Kelso") since 1984. Prior to 1984, Kelso was a corporation and Mr. Nickell held the position of Vice President. Mr. Nickell is also a director of American Standard Inc., The Bear Stearns Companies Inc., CCA Holdings Corp., Earle M. Jorgensen Company, Harris Specialty Chemicals, Inc., King Broadcasting Company and Tyler Refrigeration Corporation.

     Wellford L. Sanders, Jr. has been a partner of the law firm of McGuire, Woods, Battle & Boothe since 1986. Mr. Sanders is also a director of Catherines Stores Corporation, General Medical Corporation and Peebles Inc.

     Thomas R. Wall, IV has been a Managing Director of Kelso since 1990 and prior thereto General Partner of Kelso since 1989. From 1986 to 1989, Mr. Wall was a Vice President of Kelso. Mr. Wall is also a director of CCA Holdings Corp., Ellis Communications, Inc., General Medical Corporation, King Broadcasting Company, Mitchell Supreme Fuel Company, Mosler Inc., Transdigm Inc. and Tyler Refrigeration Corporation.

     In November 1994, Mr. Inman announced his intention to name Mr. Miller as the Company's chief executive officer at the end of fiscal 1995.

               MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

     The Company has an Audit Committee, presently consisting of Messrs. Nickell, W. Sanders and Wall, which is charged with evaluating the accounting and control procedures and practices of the Company and reporting on such to the Board of Directors. The Audit Committee also serves as direct liaison with the Company's independent public accountants and recommends the selection or discharge of such accountants. The Audit Committee met two times during fiscal year 1994.

     The Company has a Compensation Committee, presently consisting of Messrs. Alban, Nickell and W. Sanders, which makes recommendations concerning salaries and incentive compensation for officers and employees of the Company. The Compensation Committee also administers the Company's 1989 Incentive Stock Option Plan and 1992 Stock Option Plan and has authority to grant options under such plans to officers and key employees, as designated by the Compensation Committee, and to determine the terms of such options in accordance with such plans. The Compensation Committee met three times during fiscal year 1994.

     The full Board of Directors met four times during fiscal year 1994. Each incumbent director attended or acted upon at least 75% of the total fiscal year 1994 board meetings and committee meetings held during periods that he was a member of the Board or such committees.

     In fiscal 1994, Messrs. Alban and W. Sanders received $25,000 per year as directors of the Company and Messrs. Inman and Miller received $20,000 per year. Such amounts for Messrs. Inman and Miller are included in the Summary Compensation Table. Directors do not receive additional compensation for committee participation, but are entitled to receive reimbursement of out-of-pocket expenses in connection with their service to the Company as directors. Messrs. Nickell and Wall are not entitled to any compensation (other than reimbursement of out-of-pocket expenses) in connection with their service to the Company as directors.

                       COMPENSATION OF EXECUTIVE OFFICERS

     The following information relates to all plan and non-plan compensation awarded to, earned by, or paid to the Company's Chief Executive Officer and its four most highly compensated executive officers (the "Named Executive Officers") during the fiscal year indicated.

     The following information does not reflect any compensation awarded to, earned by, or paid to the Named Executive Officers subsequent to September 25, 1994, except as may otherwise be indicated.

SUMMARY COMPENSATION TABLE

     The following table sets forth, for the fiscal years ended September 25, 1994, September 26, 1993 and September 27, 1992 the annual and long-term compensation for services in all capacities to the Company of the Named Executive Officers.

                         SUMMARY COMPENSATION TABLE(1)

                                                        ANNUAL COMPENSATION
                                               --------------------------------------
                                                                       OTHER ANNUAL        ALL OTHER
       NAME AND POSITION         FISCAL YEAR   SALARY(2)    BONUS     COMPENSATION(3)   COMPENSATION(4)
       -----------------         -----------   ---------   --------   ---------------   ---------------
George H. Inman................      1994      $372,000    $401,540       $89,221(5)
  Chairman of the Board and          1993      $358,000    $775,000       $73,996(5)        $8,444
  Chief Executive Officer            1992      $345,000    $483,280

A. Montague Miller.............      1994      $291,000    $305,519           N/A
  President, Chief Operating         1993      $279,965    $300,000                         $8,444
  Officer and Secretary              1992      $265,250    $227,120

Cary H. Rivers.................      1994      $147,450    $123,663           N/A
  Vice President-Marketing and       1993      $141,107    $149,210                         $8,444
  National Accounts                  1992      $135,680    $145,374

Michael W. Harris..............      1994      $111,792    $130,937           N/A
  Vice President-Sales               1993      $107,492    $149,210                         $8,444
                                     1992      $106,820    $145,374

Henry T. Sanders...............      1994      $109,161    $126,572       $28,046(6)
  Vice President-Manufacturing       1993      $104,963    $149,210       $28,046(6)        $8,444
                                     1992      $100,280    $145,374

- ---------------
(1) In accordance with the transitional provisions applicable to the revised rules adopted by the Securities and Exchange Commission concerning executive officer and director compensation disclosure, amounts of Other Annual Compensation and All Other Compensation for fiscal year 1992 are excluded.

(2) Includes $20,000 for Messrs. Inman and Miller as compensation for service as a director of the Company in each of the three years.

(3) Except as noted in footnotes (5) and (6) below, perquisites and other personal benefits paid to the Named Executive Officers in fiscal years 1993 and 1994 did not exceed the lesser of either $50,000 or 10 percent of the total of annual salary and bonus reported for the Named Executive Officer and, therefore, have not been reported in the "Other Annual Compensation" column.

(4) Amounts reported represent the Company's fiscal 1993 allocations to the Named Executive Officers under the Company's ESOP. Such allocations were made during fiscal 1994. The Company's fiscal 1994 allocations have not yet been determined.

(5) In fiscal years 1993 and 1994, perquisites or other personal benefits exceeding 25 percent of the total perquisites and other personal benefits for Mr. Inman were the annual premiums paid by the Company for a life insurance policy purchased to fund benefits under a Deferred Compensation Plan -- $46,357 (in each of fiscal years 1993 and 1994).

(6) In fiscal years 1993 and 1994, perquisites or other personal benefits exceeding 25 percent of the total perquisites and other personal benefits for Mr. H. Sanders were: the annual premium paid by the Company for a life insurance policy purchased to fund benefits under a Deferred Compensation Plan -- $11,642 (in each of fiscal years 1993 and 1994); and automobile allowance -- $7,425 (in each of fiscal years 1993 and 1994).

OPTION GRANT TABLE

    The following table sets forth information concerning individual grants of stock options made during fiscal year 1994 to the Named Executive Officers.

                      OPTION GRANTS IN LAST FISCAL YEAR(1)

                                                                                           POTENTIAL REALIZABLE
                                                                                                 VALUE AT
                                                   INDIVIDUAL GRANTS                      ASSUMED ANNUAL RATES OF
                                 ------------------------------------------------------            STOCK
                                                 % OF TOTAL                                 PRICE APPRECIATION
                                              OPTIONS GRANTED    EXERCISE                     FOR OPTION TERM
                                  OPTIONS     TO EMPLOYEES IN    PRICE PER   EXPIRATION   -----------------------
             NAME                GRANTED(1)     FISCAL YEAR        SHARE        DATE        5%($)        10%($)
             ----                ----------   ---------------    ---------   ----------   ----------   ----------
George H. Inman................    200,000(2)       33.7%         $17.50      10/17/03    $2,201,140   $5,578,099

A. Montague Miller.............     60,000(3)                     $17.50      10/17/03    $  660,342   $1,673,430
                                    30,000(3)       15.2%         $15.31       9/13/04    $  288,851   $  732,006

Cary H. Rivers.................     15,000(3)                     $17.50      10/17/03    $  165,086   $  418,357
                                    15,000(3)        5.0%         $15.31       9/13/04    $  144,426   $  366,003

Michael W. Harris..............     15,000(3)                     $17.50      10/17/03    $  165,086   $  418,357
                                    15,000(3)        5.0%         $15.31       9/13/04    $  144,426   $  366,003

Henry T. Sanders...............     15,000(3)                     $17.50      10/17/03    $  165,086   $  418,357
                                    15,000(3)        5.0%         $15.31       9/13/04    $  144,426   $  366,003

- ---------------
(1) All options granted under the Company's amended and restated 1992 Stock Option Plan.

(2) Became exercisable on April 18, 1994.

(3) Became fully exercisable on February 2, 1995.

OPTION VALUE TABLE

     The following table sets forth information concerning the fiscal year end number and value of unexercised options for each of the Named Executive Officers.

                     1994 FISCAL YEAR END OPTION VALUES(1)

                                                     NUMBER OF UNEXERCISED       VALUE OF UNEXERCISED IN-
                                                    OPTIONS AT FISCAL YEAR         THE-MONEY OPTIONS AT
                                                            END (#)               FISCAL YEAR END ($)(2)
     NAME AND                                      -------------------------     -------------------------
PRINCIPAL POSITION                                 EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
- ------------------                                 -------------------------     -------------------------
George H. Inman..................................        200,000/0                          $0/$0
A. Montague Miller...............................         81,813/70,000               $742,992/$28,200
Cary H. Rivers...................................         47,000/25,000               $504,840/$14,100
Michael W. Harris................................         47,000/25,000               $504,840/$14,100
Henry T. Sanders.................................         33,000/25,000               $336,560/$14,100

- ---------------
(1) This table speaks as of the end of fiscal year 1994. All options became immediately exercisable on February 2, 1995.

(2) In-the-Money Options are those where the 1994 fiscal year-end fair market value of the underlying shares of Common Stock (the average of the bid and asked prices on September 23, 1994, as reported by the Nasdaq National Market) exceeds the exercise price of the option.

    Following the consummation of the Offer and immediately prior to the effective time of the Merger, each outstanding option shall no longer be exercisable but shall entitle each holder thereof, in cancellation and settlement therefor, to payments in cash, at the effective time of the Merger, equal to the product of (x) the total number of shares of Common Stock subject to such option times the excess of $25.00 over the exercise price per share of Common Stock subject to such option.

    INCENTIVE COMPENSATION PLANS. The 1994 Senior Management Cash Incentive Compensation Program for fiscal 1994 (the "1994 Incentive Program") provided that if a certain level of earnings before interest and taxes was achieved during fiscal 1994 (the "1994 Bonus Target") the participants were entitled to be paid an aggregate bonus of $1,074,000. An additional bonus equal to 15% of the amount by which earnings before interest and taxes for fiscal 1994 exceeded the 1994 Bonus Target was also payable under the 1994 Incentive Program. The amount of the award to individual participants was determined by the Board of Directors in its sole discretion, after receiving recommendations from the Compensation Committee, the Chief Executive Officer and the President. Messrs. Inman, Miller, Rivers, Harris and H. Sanders and three other executive officers received awards under the 1994 Incentive Program. All of such awards were paid in fiscal 1995 and are included in the Summary Compensation Table above.

    The Management Cash Incentive Compensation Plan is intended to reward eligible employees for efficient and successful management. Each fiscal year, the Chief Executive Officer of the Company selects and the Board of Directors approves key employees who are eligible to participate in the plan for that year, and appoints such employees to Group A, B, C, or D. Employees in each group receive incentive compensation in accordance with a formula based upon the Company's earnings for the relevant fiscal year, up to a maximum percentage of base salary. Group A employees receive awards of up to 100% of base salary, Group B employees up to 70%, Group C employees up to 45%, and Group D employees up to 25%. Eligible employees are required to be employed on the last day of the fiscal year in order to receive incentive compensation, provided that employees whose employment terminates during the fiscal year because of death, disability or retirement under a Company retirement plan receive a prorated award that reflects the number of months during which they were participants. Incentive compensation is payable within 90 days of the expiration of the relevant fiscal year. Messrs. Swanson and Tyra received awards under the Management Cash Incentive Compensation Plan attributable to the 1994 fiscal year. Such award was paid in fiscal 1995.

     EXECUTIVE OFFICER DEFERRED COMPENSATION PLANS. The Company has entered into substantially similar individual Deferred Compensation Plans with Messrs. Inman, Miller and Swanson. While the plans are unfunded arrangements, the Company has purchased a life insurance policy for each participant in order to provide, in whole or in part, for the benefits, and has established revocable life insurance trusts in order to fund the benefits of each participant. The plans provide for the payment of certain retirement, death and disability benefits. A participant who retires on or after age 65 will have his benefit paid in 120 equal monthly installments, commencing on the first day of the month following his retirement. A participant who terminates employment prior to attaining age 65 will have his benefit paid in equal monthly installments over the period commencing on the later of the date of his termination or voluntary retirement or the participant attaining age 60, and ending on the date the participant attains age 75. Mr. Swanson's Deferred Compensation Plan was amended on May 24, 1993 to provide for his benefit to be paid in 240 equal monthly installments of $4,166.66 beginning on November 1, 1996. The Deferred Compensation Plans of Messrs. Inman and Miller were amended on September 23, 1993 to increase the monthly retirement benefits of such participants to $20,000 and $12,500, respectively.

     If a participant dies subsequent to the date his retirement benefit payments commence, the participant's beneficiary will receive the remainder of the monthly payments that are due. If a participant dies prior to the commencement of the participant's retirement benefit, his beneficiary will receive a monthly benefit (which in the case of Mr. Inman's beneficiary is $7,380, in the case of Mr. Miller's beneficiary is $6,000 and in the case of Mr. Swanson's beneficiary is $1,458) paid over a period of 120 months commencing on the first day of the second month following the participant's death.

     If a participant (other than Mr. Swanson) becomes disabled while employed with the Company, the participant will receive a monthly disability benefit in an amount which in the case of Mr. Inman is $9,910 and in the case of Mr. Miller is $2,981. Such benefit will continue until age 65, or if earlier, the date the participant is no longer classified as disabled. A participant's retirement benefit becomes fully vested upon his termination for disability and commences on the first day of the month following the month the participant is no longer classified as disabled. If, however, the participant returns to the employ of the Company, his retirement benefit will commence upon his subsequent termination of employment. Mr. Swanson is not entitled to disability benefits under the terms of his plan.

     Except in the case of Mr. Miller, the plans provide for payment of medical expenses for the participant, his spouse (except after certain events) and dependents until the earlier of both the participant and his spouse attaining age 65 or the death of both of them. Any payment of medical expenses will be offset by payments of medical expenses received from certain other sources. The plans also provide for, in the event of the participant's disability, continued payment of the participant's base salary, incentive compensation in the amount based on the previous year's incentive compensation payments, and other employee benefits he was entitled to receive, until the participant receives payment under the disability income insurance policy maintained by the Company. Messrs. Inman's and Miller's plans also provide for (i) a lump sum payment equal to the cash surrender value of the key man life insurance policy maintained by the Company on their respective lives on the first day of the month in which any payment is made to Messrs. Inman or Miller under their respective plan, and (ii) maintenance of the Company's disability income policy for Messrs. Inman and Miller until the earlier of the date they reach age 65 or death. In addition, Mr. Inman's plan provides for the sale upon retirement or disability of the Company-owned automobile that Mr. Inman is driving at such time to Mr. Inman for $100.

     As a condition to receiving benefits, the plans require the respective participants to be available to perform consulting services during the period in which benefits are paid under the plan. All benefits under a participant's plan are forfeited if the participant either (i) engages in conduct which is competitive with the Company in the manufacture or sale of products similar to the Company's principal products or (ii) fails to comply with the terms of his consulting arrangement.

     Messrs. Inman Miller, and Swanson are fully vested under the plan. The annual premiums paid by the Company for life insurance policies purchased to fund the benefits are as follows: Mr. Inman, $46,357; Mr. Miller, $23,542; and Mr. Swanson, $14,176.

     The Company has entered into identical Deferred Compensation Plans with Messrs. Rivers, Harris, H. Sanders and four other executive officers. While the plans are unfunded arrangements, the Company has purchased a life insurance policy for each participant in order to provide, in whole or in part, for benefits under the plans. A participant becomes fully vested in his retirement benefit of $6,250 per month upon (i) attaining age 60 or (ii) completing 12 years of service with the Company. If a participant's employment is terminated for reasons other than for cause or death (including disability), prior to becoming fully vested under his plan, his benefit will be calculated based upon a vesting schedule providing for 5% vesting after the completion of four years of service subsequent to the effective date of the participant's plan, and additional vesting in varying increments for each additional year of service until the participant is 100% vested after the completion of 12 years of service. If a participant is terminated for cause within 15 years of the effective date of his plan, his benefit will be calculated under a vesting schedule under which he will become vested in 25% of his benefit upon completion of nine years of service subsequent to the effective date of the participant's plan and 100% vested after the completion of 12 years of service. A participant's retirement benefit will commence on the first day of the month following his attainment of age 60, or, if later, the month of his termination of employment, and will be paid in equal monthly installments until the participant attains age 75.

     If a participant dies prior to the commencement of his retirement benefit, his beneficiary will receive 120 monthly payments in the amount of $3,000 each commencing no later than the first day of the second month following the participant's death. If a participant dies after he has begun to receive his retirement benefit, the participant's beneficiary will receive the remainder of the monthly payments that were due the participant.

     As a condition to receiving benefits, the plans require the respective participants to perform consulting duties for the Company during the period benefits are being paid. All benefits under a participant's plan are forfeited if the participant either (i) engages in conduct which is competitive with the Company in the manufacture or sale of products similar to the Company's principal products or (ii) fails to comply with the terms of his consulting arrangement.

     As of February 2, 1995, Messrs. Rivers, Harris and H. Sanders each had completed seven years of service for vesting purposes. The annual premiums paid by the Company during the fiscal year ended September 25, 1994 for life insurance policies purchased to fund the benefits are as follows: Mr. Rivers, $12,433; Mr. Harris, $10,385; Mr. H. Sanders, $11,642; for one other executive officer, $17,818.

     EMPLOYMENT AGREEMENTS. The Company has employment agreements with each of its executive officers. The employment agreements prohibit the employee from engaging in a business similar to the Company's within the United States for a period of two years after termination of employment. The employment agreements with Messrs. Inman and Miller expire on May 5, 1997 and September 27, 1998, respectively. Each of the employment agreements with Messrs. Rivers, Harris and
H. Sanders expires on September 29, 1996.

     Under the agreements, compensation is payable in the form of a base annual salary with fringe benefits, as described below, and with continued employment thereunder to be subject to termination for disability or cause. The fringe benefits include a director and officer liability insurance policy, a travel accident policy, a new demonstrator vehicle each year, 100% medical and dental expense coverage up to an annual payment limit of $50,000 and individual disability insurance. The monthly disability benefits under such individual policies are $7,000 and $6,000 for Messrs. Inman and Miller, respectively, and $3,000 for each of Messrs. Rivers, Harris and H. Sanders. In addition, Messrs. Inman and Miller are entitled to limited use of the Company airplane, reimbursement of country club dues and personal legal and tax preparation expenses, the services of Company employees for certain maintenance and repair jobs and use of Company cars. The Company purchases an automobile for Mr. Miller every three years, and for Mr. Inman every two years. Mr. Miller is entitled to buy the automobile at the end of the three-year period for an amount equal to the depreciated book value of the automobile. If the price of the new automobile for Mr. Miller is over $25,000 he must contribute the amount in excess of $25,000 and the automobile is depreciated using $25,000 as the original purchase price. Automobiles with a manufacturer's suggested price of $35,000 or less are leased for a period not less than two years for Messrs. Rivers, Harris, Sanders and one other executive officer. The Company is the owner of an equity membership at Melrose in Beaufort County, South Carolina and

Mr. Inman is the current designated member for such membership, and a membership at the Tournament Players Club in Ponte Vedra, Florida where Mr. Rivers is the current designated member. Consistent with the employment agreements, the Board of Directors has decided the 1995 fiscal year base salaries for Messrs. Inman, Miller, Rivers, Harris and H. Sanders will be $366,080, $281,840, $150,399, $120,735 and $113,527, respectively. Adjustments in salaries for future years will be determined in the sole discretion of the Board of Directors. Amounts paid under the employment agreements in the 1994 fiscal year are included in the Summary Compensation Table above.

     EMPLOYEE STOCK OWNERSHIP PLAN. The Company established an Employee Stock Ownership Plan (the "ESOP"), effective as of September 26, 1988, which is a noncontributory defined contribution stock bonus plan. The ESOP primarily invests in the Company's Common Stock. All employees not covered by a collective bargaining agreement are eligible to participate after attaining age 21 and completing one year of service. The Company's contributions are discretionary and generally will not exceed 15% of the aggregate compensation of participating employees. The Company's contributions may be in the form of Common Stock, cash, or both. Contributions to the ESOP are allocated to individual accounts in proportion to the participant's compensation.

     The net value of Common Stock and cash contributions allocated to each of Messrs. Inman, Miller, Rivers, Harris and H. Sanders for fiscal 1993 was $8,444. Such amounts were allocated in fiscal 1994 and are included in the Summary Compensation Table above. The net value of total contributions to the current executive officers as a group for fiscal 1993 was $71,260. Allocations for fiscal 1994 have not yet been determined.

     Participants vest in the ESOP over a seven-year period and become fully vested upon death, disability or reaching age 65 while employed by the Company. For vesting, service with the Company includes service prior to September 26, 1988 with the Company or with its predecessors. Distributions are made to participants after termination of employment or at the normal retirement age of
65. Distributions are made in Common Stock or cash.

     Participants have the right to exercise voting rights on all Common Stock allocated to their accounts in the ESOP. Voting rights for Common Stock that is not allocated to participant accounts will be exercised as directed by the Administrative Committee.

     The Company intends to terminate the ESOP after the consummation of the Offer and prior to the Merger.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In connection with the Company's initial public offering of Common Stock (the "Offering") completed in October 1993, affiliates of Kelso, an affiliate of CS First Boston Corporation ("First Boston") and the Company entered into a stockholders agreement (the "1993 Stockholders Agreement") that provides that upon the request of the Kelso affiliates, the Company will register (the "Demand Rights"), on up to two occasions, the sale of Common Stock owned by the Kelso affiliates under the Securities Act of 1933, as amended, and applicable state securities laws. The Company's obligation is subject to certain limitations relating to the timing and size of registrations. The Company is also obligated to offer the First Boston affiliate and the Kelso affiliates the right to include shares of Common Stock owned by them in certain registration statements filed by the Company (the "Incidental Rights"). The Company will indemnify the Kelso affiliates and the First Boston affiliate and their officers, directors and controlling persons for certain liabilities in connection with any such offering, other than liabilities for information furnished in writing by the Kelso affiliates or the First Boston affiliate. The Company is obligated to pay all expenses incurred in connection with the registration of shares of Common Stock pursuant to the exercise of the Demand Rights and the Incidental Rights, excluding underwriting discounts and commissions.

     In the past, Kelso received fees, plus reimbursement of out-of-pocket expenses, from the Company for providing strategic planning and financial advisory services (including the services of two of its officers, Messrs. Nickel and Wall, as members of the Board of Directors of the Company) and advisory services relating to the ESOP, the establishment of the Incentive Stock Option Plans and to other aspects of the planning and financing of the Company including its access to the capital markets. The agreement pursuant to which Kelso received fees for planning and advisory services was terminated effective with the closing of the Offering.

     The Company paid Kelso a one-time fee of $300,000 in connection with the termination of such agreement and for financial advisory services rendered in connection with the Offering and the refinancing plan undertaken by the Company in connection with the Offering. Such fee was paid by the Company in fiscal 1994.

     The law firm of which Mr. Miller was a partner provides legal services to the Company. The law firm of McGuire, Woods, Battle & Boothe, L.L.P., of which Wellford L. Sanders, Jr. is a partner, also provides legal services to the Company.

     All transactions with officers, directors, and affiliates of the Company have been on terms that were no less favorable to the Company than those that could be obtained from an unaffiliated third party or negotiated in good faith on an arm's-length basis.

                COMPLIANCE WITH EXCHANGE ACT FILING REQUIREMENTS

     The Securities Exchange Act of 1934 requires the Company's executive officers and directors, and any persons owning more than 10% of the Common Stock, to file certain reports of ownership and changes in ownership with the Securities and Exchange Commission. Based solely on its review of the copies of the Forms 3, 4 and 5 received by it, and written representations from certain reporting persons that no Forms 5 were required to be filed by those persons, the Company believes that all executive officers, directors and 10% shareholders complied with such filing requirements, except that Joseph S. Schuchert, an individual who may be deemed to be the beneficial owner of more than 10% of the Common Stock, inadvertently failed to report a transaction that occurred in June 1994. A corrective filing has been made.

                  INFORMATION WITH RESPECT TO CLARK DESIGNEES

     As of the date of this Information Statement, Clark has not determined who will be Clark Designees. Clark Designees shall be selected from among the following persons.

     The following table sets forth the name, business address, present principal occupation and material positions and occupations within the past five years of the persons who may be Clark Designees. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal address at the offices of Clark, 100 North Michigan Street, P.O. Box 7008, South Bend, Indiana, 46634. Each such person is a citizen of the United States. None of the persons listed below owns any Common Stock.

         NAME AND CURRENT                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
         BUSINESS ADDRESS                 MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
- -----------------------------------  --------------------------------------------------------
Leo J. McKernan....................  Chairman of the Board of Directors, President and Chief
                                     Executive Officer of Clark

Frank M. Sims......................  Senior Vice President -- Administration and External
                                     Relations of Clark

Paul R. Bowles.....................  Vice President -- Corporate Development of Clark

Thomas L. Doepker..................  Vice President and Treasurer of Clark

William N. Harper..................  Vice President and Controller of Clark

Bernard D. Henely..................  Vice President, General Counsel and Secretary of Clark

David D. Hunter....................  Vice President of Clark -- President of Blaw-Knox
Blaw-Knox Construction Equipment     Construction Equipment Corporation
Corporation
750 Broadway Ave. East
Mettoon, Illinois 61938-4600

James D. Kertz.....................  Vice President of Clark -- President of Melroe Company
Melroe Company
112 North University Dr.
P.O. Box 6019
Fargo, ND 58102-6019

John J. Reynolds...................  Vice President of Clark -- President of Clark-Hurth
Clark-Hurth Components Company       Components Company
1293 Glenway Dr.
Statesville, NC 28677

                                 EXHIBIT INDEX

  EXHIBIT                                       DESCRIPTION
  -------   -----------------------------------------------------------------------------------
     (a)    The Company's Proxy Statement dated December 16, 1994
     (b)    Form of Indemnification Agreement
     (c)    Agreement and Plan of Merger dated as of February 3, 1995
     (d)    Stock Tender Agreement dated as of February 3, 1995
     (e)    Amendment to Rights Agreement dated as of February 3, 1995
     (f)    Opinion of Donaldson, Lufkin & Jenrette Securities Corporation dated February 2,
            1995
     (g)    Press Release dated February 3, 1995, with respect to Merger Agreement
     (h)    Letter dated February 8, 1995 from the Company's Chairman and Chief Executive
            Officer to the Company's stockholders